Exhibit 99.1

Record average operating hashrate of 1,165 PH/s (+12% increase)

Mackenzie (1.5 EH/s) and Prince George (1.4 EH/s)

remain on track for Q3 2022

Key highlights
Key metrics	May-22
Average operating hashrate (PH/s)	1,165
Bitcoin mined[1]	151
Mining revenue (US$’000)	4,868
Electricity costs (US$’000)[2]	1,411
Revenue per Bitcoin (US$)	32,264
Electricity costs per Bitcoin (US$)	9,352

•	Corporate:
•	Provided business overview and update as part of the Company’s Q3 FY22 results
•	Continued to progress additional funding options (see further details below)
•	Welcomed Belinda Nucifora as Chief Financial Officer
•	Operations:
•	Increased average operating hashrate to 1,165 PH/s (+12% increase)
•	Monthly operating revenue of US$4.9 million
•	151 Bitcoin mined (+10% increase)
•	Construction:
•	Mackenzie (2.4 EH/s, 50MW initial / 80MW total – BC, Canada)
o	Internal data center fit out continues for the remainder of the first 50MW
o	Initial testing activities for the substation have commenced
•	Prince George (2.4 EH/s, 50MW initial / 85MW total – BC, Canada)
o	Initial building construction well advanced on the first data center building (20MW), with the second data center building (10MW) underway
o	Foundation works for the substation are complete and are well progressed for the third data center building (20MW)
•	Childress (9.6 EH/s, 335MW – Texas, USA)
o	Procurement and early works continued with all required construction permits in place
o	Key long-lead items have been purchased (including step-down transformers and associated circuit breakers)

1 Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).
2 Electricity costs include actual cost of electricity at Canal Flats and estimated cost of electricity at Mackenzie (as BC Hydro has not yet issued monthly invoices for Mackenzie).

Corporate update

Iris Energy reported its quarterly earnings for the period ended March 31, 2022 and provided a general business update. The earnings webcast and the Company’s latest investor presentation are available on the Company’s website here: https://investors.irisenergy.co/events-and-presentations.

Multiple debt processes remain underway, with discussions involving various aspects of the capital structure, for example, equipment financing similar to the recent $71m NYDIG facility (1.98 EH/s of miners secured), real asset and infrastructure financing, as well as corporate credit facilities. The Company remains focused on prudently assessing various options and ensuring that any decisions consider an appropriate long-term capital structure for the Company.

Business summary (as at April 30 (unaudited)):

•	$454m of total equity
•	Nil corporate-level debt[3]
•	$142m of cash
•	$180m of prepayments on contracted miners
•	3.7 EH/s of operating capacity on track to come online by the end of Q3 2022; representing illustrative annualized mining profit of $127m (based on a $30k Bitcoin price4)

The Company also welcomed Belinda Nucifora as Chief Financial Officer in May. Ms Nucifora is a Chartered Accountant and experienced CFO, having worked in both listed and private companies including CFO / senior finance roles with Merrill Lynch, Alinta Energy, Challenger, Travelex, Slater & Gordon, and Laser Clinics Australia. Ms Nucifora led the financial due diligence for the ~$3.1bn5 trade sale of Alinta Energy and Slater & Gordon’s A$640m external debt reduction and separation of its UK business. Ms Nucifora has deep experience in financial and strategic business leadership, including financial leadership of successful growth companies both organically and through M&A activity.

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats (100% renewable operations since inception6) achieved average monthly operating hashrate in May of 873 PH/s, in line with April (870 PH/s). The project continues to exceed previously announced site capacity of 0.7 EH/s.

During the month, a further ten Iris Energy operations staff from our two operating sites in Canal Flats and Mackenzie completed a two-week ASIC miner maintenance and repair course provided by Bitmain (the supplier of Iris Energy’s S19j Pro and S19j miners). Iris Energy is able to perform hardware repairs in-house to help minimize miner downtime.

Canal Flats – ASIC miner maintenance and
repair course attendees

3 Equipment financing is limited recourse financing within wholly owned subsidiaries of the Company.
4 Please see the Coinwarz Bitcoin Mining Calculator (https://www.coinwarz.com/mining/bitcoin/calculator). Inputs for 3.7 EH/s: 3,700 PH/s (hashrate), 130MW (power consumption) and $0.04 / kWh (electricity costs). Illustrative outputs assume, as a placeholder only, as at June 3, 2022, Bitcoin price of ~US$30k, global hashrate (implied by network difficulty) of ~214 EH/s and transaction fees of ~0.1 BTC per block. Assumes pool fees of 0.5% of mining rewards and mining hardware operates at 100% uptime. Note: Online calculator provides illustrative mining profit based on mining revenue less electricity costs, however, excludes all other costs e.g., overheads, financing costs and fees (except mining pool fees). The illustrative outputs assume nameplate hashrate is fully installed and operating today using the above assumptions. These assumptions are likely to be different in the future and users should input their own assumptions.
5 Publicly reported value.
6 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.

Mackenzie update (2.4 EH/s, 50MW initial / 80MW total) – BC, Canada

The initial 0.3 EH/s (9MW) at Mackenzie, the Company’s second operating site in BC which was successfully commissioned ahead of schedule on April 12, achieved average monthly operating hashrate in May of 292 PH/s, a 74% increase on April (168 PH/s) reflecting the first full month of operations.

Construction of the remainder of the first 1.5 EH/s (50MW) remains on track for Q3 2022. The internal fit out of the first data center building is complete and continues to advance for the second and third data center buildings. All foundation and sub-surface works for the substation are complete, major electrical equipment installations continue and initial testing activities have commenced.

Upon completion, 80MW of proprietary data centers are expected to power an additional ~24,000 Bitmain S19j Pro and S19j miners (already secured), generating 2.4 EH/s of incremental hashrate and adding approximately 15-20 direct full-time local jobs in Mackenzie.

See Mackenzie construction progress video at https://www.youtube.com/watch?v=Ac1F4h0n7xg&t=7s.

Mackenzie – miners installed in the first 20MW data center	Mackenzie – internal fit out of the first 20MW data center complete

Prince George update (2.4 EH/s, 50MW initial / 85MW total) – BC, Canada

The structural steel for the first data center building (20MW) has been erected and the exterior roofing and cladding materials are currently being installed. Erection of the structural steel has commenced on the second data center building (10MW), and the materials required to complete the building are on-site. Foundation works are well progressed for the third data center building (20MW) and completed for the substation.

The first 1.4 EH/s (50MW), comprising three data centers, remains on track to be energized by the end of Q3 2022, with the additional 1.0 EH/s (35MW) anticipated to come online in 2023.

Upon completion, 85MW of proprietary data centers are expected to power an additional ~25,000 Bitmain S19j Pro and S19j miners (already secured), generating 2.4 EH/s of incremental hashrate and adding approximately 20 direct full-time local jobs in Prince George.

Prince George – structural steel erected for the first 20MW data center	Prince George – storage facility erected

Childress update (9.6 EH/s, 335MW) – Texas, USA

Procurement and early construction activities continued to progress (all required construction permits are in place) in conjunction with ongoing civil works. Purchase orders have been placed on key long-lead items, including the 345kV step-down transformer, 138kV step-down transformers and associated circuit breakers, and delivery timelines currently remain on track. Tendering activities are complete with bulk earthworks and buildings contracts in the process of being awarded.

The first 3.0 EH/s (100MW) of data center buildings are expected to be completed by the end of 20227, with an additional 6.6 EH/s (235MW), comprising S19j Pro miners (already secured), expected to progressively come online through to Q3 2023. Based upon the executed 600MW connection agreement with AEP Texas, the site has the capability to power an additional ~8 EH/s8 (265MW) of miners beyond the 15 EH/s already secured.

Upon completion and at full capacity, 600MW of proprietary data centers are expected to generate ~18 EH/s8 of incremental hashrate and add approximately 50-60 direct full-time local jobs in Childress.

Childress – site construction office and entrance	Childress – site civil works ongoing

Community engagement

Iris Energy is pleased to announce the donation of C$5,000 to the Raven’s Nest Resort, located on Akisqnuk First Nation land just north of Fairmont Hot Springs, BC. The donation will provide a cash prize for the PDGA (Professional Disc Golf Association) tournament being held at the Raven’s Nest Disc Golf Course in August.

7 Data center buildings targeted for completion by end of 2022; energization of data centers targeted for Q1 2023.
8 Equivalent hashrate potential for the available power capacity assuming installation of additional Bitmain S19j Pro miners.

Raven’s Nest Disc Golf Course – Akisqnuk First Nation	Mackenzie – Spring Exposition 2022 trade fair

C$5,000 was also donated to the Lheidli T’enneh Elder Society who are hosting their first ever Moccasin Walk in June this year. The purpose of the walk is to “promote health, fitness and community spirit”, with the funds donated to go towards door prizes and cash sponsorship of the event. The Lheidli T’enneh Elder Society was established to teach the Lheidli T’enneh First Nation, and community of Prince George, the richness of the Lheidli T’enneh culture. For more information, please visit their website at https://www.lheidli.ca/communication/elders-society/.

Iris Energy also participated in and sponsored the Mackenzie, BC ‘Spring Exposition’ trade fair in May, with members of the Iris Energy team organizing a booth to discuss with the local community the Company’s ongoing development activities as well as the recently announced Community Grants Program.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which are expected to support up to an additional >1GW of aggregate power capacity capable of powering growth well beyond the Company’s 15 EH/s of secured miners (~530MW) and 795MW of announced power capacity.

Further details will be provided in due course including as and when development sites transition to the construction phase.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate increased to 1,165 PH/s in May, primarily attributable to the first full month of operations of the initial 9MW at Mackenzie.

Operating*	Mar-22	Apr-22	May-22
Operating renewable power usage (MW)	27	33[9]	37[9]
Avg operating hashrate (PH/s)	850	1,038	1,165

* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: nameplate capacity is higher than actual operating power usage due to features of the Company’s proprietary data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g., in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).

Financial (unaudited)[10]	Mar-22	Apr-22	May-22
Bitcoin mined*	121	137	151
Mining revenue (US$’000)	5,136	5,434	4,868
Electricity costs (US$’000)	1,029	1,205	1,411
Revenue per Bitcoin (US$)	42,471	39,740	32,264
Electricity costs per Bitcoin (US$)	8,512	8,810[11]	9,35211**

* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).
** The increase in electricity costs per Bitcoin in May was primarily attributable to: (i) ~7% increase in the difficulty-implied global hashrate (~218 EH/s vs. ~204 EH/s) which resulted in a lower number of Bitcoin mined per unit of operating hashrate compared to April; and (ii) a higher interim unit cost of power at Mackenzie – 9MW at Mackenzie is currently tapping a temporary 25kV distribution feed which is higher cost vs. the rate paid at Canal Flats (the unit cost of power is expected to revert to the same rate as Canal Flats upon commissioning of the first 50MW in Q3 2022).

Miner Shipping Schedule[12]	Hardware	Units	PH/s (incremental)	PH/s (cumulative)
Operating (May 2022)	S19j Pro[13]	11,437	1,165	1,165
Inventory – in transit	S19j Pro / S19j	3,030	295	1,460
Inventory – pending deployment	S19j Pro / S19j14	18,645	1,639	3,099
Q2 2022	S19j Pro / S19j	6,155	584	3,683
Q3 2022	S19j Pro / S19j	7,063	659	4,342
Q4 2022	S19j Pro / S19j	27,973	2,781	7,123
Q1 2023	S19j Pro	26,577	2,658	9,781
Q2 2023	S19j Pro	26,765	2,676	12,457
Q3 2023	S19j Pro	26,952	2,695	15,152
Total		154,597	15,152

9 Comprises actual power usage for Canal Flats and estimated power usage for Mackenzie (as BC Hydro has not yet issued monthly invoices for Mackenzie disclosing actual billed power usage).
10 Monthly U.S. dollar values shown have been translated from Australian dollars (A$) at the noon buying rate of the Federal Reserve Bank of New York on the last published working day of each month. The rate applied for May 2022 is A$1 to US$0.7155.
11 Electricity costs include actual cost of electricity at Canal Flats and estimated cost of electricity at Mackenzie (as BC Hydro has not yet issued monthly invoices for Mackenzie).
12 All timing references are to calendar quarters and years.
13 Includes mix of lower efficiency hardware, which is estimated to represent less than 2% of the operating 1,165 PH/s.
14 Includes mix of lower efficiency hardware, which is estimated to represent less than 8% of miners pending deployment.

Site Overview	Capacity (MW)	Capacity (EH/s)	Timing[12]	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	9	0.3	Complete	Operating
	41	1.2	Q3 2022	Under construction
	30	0.9	2023	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
	35	1.0	2023	Under construction
Childress (Texas, USA)	100	3.0	Q4 2022[7]	Under construction
	235	6.6	2023	Under construction
Total (miners secured)	530	15.2
Childress (Texas, USA)	265	~8[8]		Potential capacity
Total (potential expansion)	795	~23[8]

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Forward Looking Statements
This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity, the Company’s business plan, the Company’s capital raising plans (including expectations regarding debt processes that are currently underway), and the expected schedule for commencing and/or expanding operations at the Company’s sites, and illustrative mining economics. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long-term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could impact the Company’s growth plans; the terms of any additional financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Kane Doyle
Iris Energy
+61 422 013 860
kane.doyle@irisenergy.co

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